1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 4, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2021/2/4:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2020

TAIPEI, Taiwan, R.O.C. February 4, 2021 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2020. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2020 Financial Highlights

-	Total revenue increased by 7.7% to NT$59.48 billion.
-	Domestic fixed communications revenue increased by 10.2% to NT$20.24 billion.
-	Mobile communications revenue increased by 2.0% to NT$24.96 billion.
-	Internet revenue increased by 18.3% to NT$9.72 billion.
-	International fixed communications revenue decreased by 18.5% to NT$ 2.14 billion.
-	Total operating costs and expenses increased by 11.3% to NT$50.30 billion.
-	Net income attributable to stockholders of the parent increased by 5.8% to NT$8.23 billion.
-	Basic earnings per share (EPS) was NT$1.06.

Full Year 2020 Financial Highlights

-	Total revenue remained flat at NT$207.61 billion
-	Domestic fixed communications revenue increased by 5.9% to NT$ 69.47 billion
-	Mobile communications revenue decreased by 5.5 % to NT$ 90.23 billion
-	Internet revenue increased by 5.5% to NT$ 32.12 billion
-	International fixed communications revenue decreased by 22.8 % to NT$ 8.70 billion
-	Total operating costs and expenses remained flat at NT$ 166.85 billion
-	Net income attributable to stockholders of the parent increased by 1.9 % to NT$ 33.42 billion.
-	Basic earnings per share (EPS) was NT$4.31

Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom, stated, “We are excited to end 2020 with strong operational and financial results. As we maintain our leading position in the mobile sector, we are pleased to report the number of 5G sign-ups had exceeded our annual target more quickly than anticipated. The launch of the iPhone 12 is also expected to bring 5G subscribers to adopt higher price plans. We remain dedicated to providing our clients with excellent connection and experiences by accelerating our buildout of 5G and develop 5G enterprise private network and other smart applications. We aim to build and accumulate more than 10,000 base stations by the end of 2021.”

“During the height of the pandemic, consumers and businesses had an increased need for top performance and advanced capabilities as network connectivity proved essential for work and entertainment. Thus, we saw the number of subscribers that signed up for higher connection speeds increase by double digits. Similarly, we expect the Tokyo Olympic Games and free-to-choose MOD package bundling to further enhance overall MOD revenue based on our current leading position. In addition, Chunghwa was the first operator in Taiwan to receive qualification as both an Azure Expert Managed Service Provider and AWS Managed Service Provider, marking a milestone for our ICT business. As our ICT revenue increased year-over-year, we will continue to enhance our ICT technologies and provide excellent service to our clients.”

“Turning to 2021, we will continue to invest in our core business and enhance our capabilities through acquisitions, develop market-leading offerings to support our customers, and create sustainable value to our shareholders” Mr. Sheih concluded.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2020 increased by 7.7% to NT$59.48 billion.

Domestic fixed revenue for the fourth quarter of 2020 increased by 10.2% year over year to NT$20.24 billion, mainly due to higher ICT project revenue. The local telephone service revenue decreased by 3.6% to NT$6.04 billion, primarily driven by the increased mobile and VoIP substitution.

Mobile communications revenue for the fourth quarter of 2020 increased by 2.0% to NT$24.96 billion, mainly due to the increase of smart device sales, which offset the decrease of mobile service revenue.

Internet business revenue for the fourth quarter of 2020 increased by 18.3% year over year to NT$9.72 billion.

International fixed communications revenue decreased by 18.5% to NT$2.14 billion.

Total revenue for the full year of 2020 remained flat at NT$207.61 billion.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2020 increased by 11.3% year over year to NT$50.30 billion, mainly due to higher ICT project costs and cost of goods sold.

Total operating costs and expenses for 2020 remained flat at NT$166.85 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2020 increased by 5.7% to NT$10.50 billion. The operating margin was 17.7%, as compared to 18.0% in the same period of 2019. Net income attributable to stockholders of the parent increased by 5.8% to NT$8.23 billion. Basic earnings per share was NT$1.06.

Income from operations for 2020 increased by 4.2 % to NT$ 42.36 billion. The operating margin was 20.4%, compared to 19.6% for 2019. Net income attributable to stockholders of the parent increased by 1.9 % to NT$ 33.42 billion. Basic earnings per share was NT$4.31.

Cash Flow and EBITDA

Cash flow from operating activities for the fourth quarter of 2020 increased by 16.2% to NT$27.40 billion, which was mainly due to an increase of accounts payable.

Cash and cash equivalents, as of December 31st, 2020, decreased by 10.6% to NT$ 30.44 billion, as compared to that as of December 31st, 2019.

EBITDA for the fourth quarter of 2020 increased by 6.1% to NT$19.89 billion. EBITDA margin was 33.44%, as compared to 33.94% in the same period of 2019.

EBITDA for 2020 increased by 3.8 % to NT$ 78.70 billion, and EBITDA margin was 37.91%, compared to 36.54% for 2019.

Capital Expenditure (“Capex”)

Total Capex for the fourth quarter of 2020 increased by 18.9% to NT$ 9.28 billion.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2020, the number of FTTx subscribers reached 3.62 million, accounting for 83.3% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 11.0% year over year, reaching 1.76 million.

HiNet broadband subscribers decreased by 1.1% year over year to 3.58 million as of December 31st, 2020.

Mobile

As of December 31st, 2020, Chunghwa Telecom had 11.30 million mobile subscribers, representing a 6.1% year-over-year increase.

Fixed line

As of December 31st, 2020, the Company maintained its leading position in the fixed-line market, with a total of 9.90 million subscribers.

(in NT$ billion)

	2020		2019		YoY%
	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.
Revenue	59.48	207.61	55.23	207.52	7.7	0.0
Operating costs and expenses	50.30	166.85	45.20	166.74	11.3	0.1

Other income and expense	1.32	1.60	-0.10	-0.13	1,437.2	1,353.1
Income from Operations	10.50	42.36	9.93	40.65	5.7	4.2
Income before Income Tax	10.42	42.84	10.00	41.75	4.2	2.6
Net income attributable to stockholders of the parent	8.23	33.42	7.77	32.79	5.8	1.9
EBITDA	19.89	78.70	18.75	75.82	6.1	3.8
EPS(NT$)	1.06	4.31	1.00	4.23	5.8	1.9

2021 Guidance

For 2021, the Company expects total revenue to increase by 0.8~1.0%, to NT$209.26~NT$209.72 billion as compared to the un-audited consolidated total revenue of 2020. Operating costs and expenses are expected to increase by 0.4%~0.5%, to NT$167.58~NT$167.66 billion as compared to the prior year.  Income from operations is expected to decrease by -1.5%~0.4% to NT$41.72~NT$42.51 billion, year over year.

Income before income tax and net income attributable to stockholders of the parent are expected to be NT$42.08~NT$43.61 billion and NT$32.60~NT$34.09 billion, respectively. Basic earnings per share is expected to be NT$4.20~NT$4.40.

Acquisition of Material Assets in 2021 is expected to decrease by NT$26.83 billion to NT$44.32 billion as compared to the prior year.

(NT$ billion except EPS)	2021(F)	2020 (un-audited)	change	YoY(%)
Revenue	209.26~209.72	207.61	1.65~2.11	0.8%~1.0%
Operating Costs and Expenses	167.58~167.66	166.85	0.73~0.81	0.4%~0.5%
Other Income and Expense	0.12~0.37	1.60	(1.48)~(1.23)	(92.5%)~(76.9%)
Income from Operations	41.72~42.51	42.36	(0.64)~0.15	(1.5%)~0.4%
Non-operating Income	0.36~1.10	0.48	(0.12)~0.62	(25%)~129.2%
Income before Income Tax	42.08~43.61	42.84	(0.76)~0.77	(1.8%)~1.8%
Net Income Attributable to Stockholders of The Parent	32.60~34.09	33.42	(0.82)~0.67	(2.5%)~2.0%
EPS(NT$)	4.20~4.40	4.31	(0.11)~0.09	(2.5%)~2.0%
EBITDA	79.90~80.65	78.70	1.20~1.95	1.5%~2.5%
EBITDA Margin	38.2%~38.5%	37.9%	0.3%~0.6%
Acquisition of Material Assets	44.32	71.15	(26.83)	(37.7%)

Mobile Broadband Concession	-	47.37	(47.37)	(100.0%)
Acquisition of Property, Plant and Equipment and Intangible Assets	43.15	23.60	19.55	82.8%
Others	1.17	0.18	0.99	550.0%
Disposal of Material Assets	0.99	0.80	0.19	23.8%

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw